Mail Stop 4561

August 24, 2005

Shaun D. O'Brien
Chief Financial Officer
IDS Managed Futures II, L.P.
233 South Wacker Drive, Suite 2300
Chicago, IL 60606

       Re: IDS Managed Futures II, L.P.
                 Form 10-K/A for the fiscal year ended December 31, 2004
                 Filed August 19, 2005
                 File No. 0-17443

Dear Mr. O'Brien:

We have completed our review of your Form 10-K/A and have no further comments at this time.

             Sincerely,

             Steven Jacobs
             Branch Chief